SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


                              Century Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    156432106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Sy Jacobs
                            c/o JAM Managers, L.L.C.
                                 One 5th Avenue
                            New York, New York 10003

                                       and

                                  Paul Magidson
                     c/o Castine Capital Management, L.L.C.
                       One International Place, Suite 2401
                           Boston, Massachusetts 02110
                                 (617) 310-5190
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P. - 13-3810784

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     210,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     210,000

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C. - 13-4063169

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     210,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     210,000

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Sy Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     232,500 +

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     232,500 +

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     232,500 +

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14.  TYPE OF REPORTING PERSON

     IN

----------
+ Amendment No.3 to this Schedule 13D incorrectly listed Sy Jacobs as having beneficial ownership over 230,000 Shares. This Amendment No. 4 contains the correct beneficial ownership totals.

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners, LP - 38-3674333

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     53,786

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     53,786

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     53,786

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners II, LP - 20-0758073

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     38,688

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     38,688

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,702

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     17,702

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,702

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Magidson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     110,176

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     110,176

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   156432106
            ---------------------
________________________________________________________________________________
Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Class A Common Stock, $1.00 par value per share (the "Class A Common Stock"), of Century Bancorp, Inc. ("Century Bancorp"). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by JAM Partners, L.P., a Delaware limited partnership ("JAM Partners"), (ii) JAM Managers L.L.C., a Delaware limited liability company ("JAM Managers"), (iii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iv) Castine Partners, LP, a Delaware limited partnership ("Castine Partners"), (v) Castine Partners II, LP, a Delaware limited partnership ("Castine Partners II"), (vi) Castine Offshore Fund, Ltd., a Cayman Islands corporation ("Castine Offshore"), and (vii) Paul Magidson, a citizen of the United States of America ("Magidson"). These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of JAM Partners, JAM Managers L.L.C., and Jacobs is One Fifth Avenue, New York, New York 10003. The business office of Castine Partners, Castine Partners II, Castine Offshore and Magidson is c/o Castine Capital Management, LLC, One International Place, Suite 2401, Boston, Massachusetts 02110.

     (c) JAM Partners is an investment fund, JAM Managers is the general partner of JAM Partners, and Jacobs' is a managing member of JAM Managers. Castine Partners, Castine Partners II, and Castine Offshore are investment funds, and Magidson is a managing member of the general partner or investment manager of these investment funds.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons other than Jacobs, the source of funds used in making the purchases was working capital. With respect to Jacobs, the source of funds used in making the purchases was working capital and personal funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons to affirmatively disclaim being a "group" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder. However, the Reporting Persons are filing this Schedule 13D on a voluntary basis. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Schedule 13D is the beneficial owner of any Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (a) As of July 31, 2006, 3,489,938 shares of Century Bancorp's Class A Common Stock were outstanding (as disclosed in Century Bancorp's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this
Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) There have been no transactions in the shares of Class A Common Stock effected during the past 60 days by any of the Reporting Persons.

     (e) As of the termination of the Group on August 10, 2006, Castine Partners, LP, Castine Partners II, LP, Castine Offshore Fund, Ltd. and Paul Magidson ceased to be deemed to be beneficial owners of more than 5% of the Issuer's Class A Common Stock.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit No.   Description
-----------   -----------

1             Joint Filing Agreement among the Reporting Persons dated as of
              August 14, 2006.

________________________________________________________________________________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SIGNATURE

                                           SY JACOBS

                                           /s/ Sy Jacobs
                                           -------------------------------
                                               Sy Jacobs


                                           JAM PARTNERS, L.P.

                                           By:  JAM Managers L.L.C.
                                                General Manager

                                            By:  /s/ Sy Jacobs
                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member


                                            JAM MANAGERS L.L.C.

                                            By:  /s/ Sy Jacobs
                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member


                                            CASTINE PARTNERS, LP

                                            By:  /s/ Paul Magidson
                                                ---------------------------
                                                Name:  Paul Magidson
                                                Title:  General Partner


                                             CASTINE PARTNERS II, LP

                                            By:   /s/ Paul Magidson
                                                 --------------------------
                                                 Name:  Paul Magidson
                                                 Title:  General Partner


                                             CASTINE OFFSHORE FUND, LTD.

                                            By:   /s/ Paul Magidson
                                                 -----------------------------
                                                 Name:  Paul Magidson
                                                 Title:  General Partner


                                             PAUL MAGIDSON

                                            By:   /s/ Paul Magidson
                                                 -----------------------------
                                                 Name:  Paul Magidson

                                                                       Exhibit 1

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 14th day of August, 2006.

JAM PARTNERS, L.P.

By:  JAM Managers L.L.C., its general partner

By:  /s/ Sy Jacobs
    -------------------------------
Name:  Sy Jacobs
Title: Managing Member

JAM MANAGERS L.L.C.

By:  /s/ Sy Jacobs
    --------------------------------------
Name:  Sy Jacobs
Title: Managing Member

SY JACOBS

By:  /s/ Sy Jacobs
    --------------------------------------
Name:  Sy Jacobs

CASTINE PARTNERS, LP

By:  /s/ Paul Magidson
    --------------------------------------
Name:  Paul Magidson
Title: General Partner

CASTINE PARTNERS II, LP

By:  /s/ Paul Magidson
    --------------------------------------
Name:  Paul Magidson
Title: General Partner

CASTINE OFFSHORE FUND, LTD.

By:  /s/ Paul Magidson
    ---------------------------------------
Name:  Paul Magidson
Title:  General Partner

PAUL MAGIDSON

By:  /s/ Paul Magidson
    ---------------------------------------
Name:  Paul Magidson



SK 01252 0001 694617